Semiannual Report

JUNE 30, 2008

Waddell & Reed InvestEd Growth Portfolio

Waddell & Reed InvestEd Balanced Portfolio

Waddell & Reed InvestEd Conservative Portfolio

 INVESTED

CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed InvestEd Portfolios, Inc. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current Waddell & Reed InvestEd Portfolios, Inc. prospectus, along with the InvestEd Program Overview and InvestEd Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the InvestEd Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.

President's Letter

June 30, 2008



DEAR SHAREHOLDER:

It's been a volatile six months for investors, with bad news hitting close to home. The negatives can be found very easily: a level of weakness in the U.S. housing market not seen since the 1930s, a credit crunch driven by an implosion of the subprime mortgage market, record high energy and food prices and weak corporate earnings in many sectors.

There are, nonetheless, some positives: exports are strong, farmers are enjoying great prices for grain, assuming nature will cooperate. Alternative energy is a rapidly growing industry, offering many exciting new technologies. Tourists are flocking to our shores to take advantage of a cheap U.S. dollar to shop.

Enclosed is our report on your InvestEd Portfolio's operations for the six months ended June 30, 2008. For the period, the S&P 500 Index fell 11.92 percent, with energy stocks generally the only bright spot. Financial stocks have been the worst hit. In many cases, infusions of foreign capital have been needed to mitigate mortgage-related write offs. Also, thanks in part to the credit crunch, it has become somewhat harder for both municipalities and students to finance education.

As shown in the Economic Snapshot table below, overall consumer prices rose 5.0 percent for the period, the fastest rate since 1991. Among the indicators shown, oil prices have had the most significant upward spike. U.S. economic growth has slowed to a crawl.

Economic Snapshot		
	6-30-2008	12-31-2007
U.S. unemployment rate	5.50%	5.00%
Inflation (U.S. Consumer Price Index)	5.00%	4.10%
U.S. GDP	1.90%	−0.20%
30-year fixed mortgage rate	6.45%	5.96%
Oil price per barrel	$140.00	$96.00

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As we look ahead, we believe that the investing and economic climate will improve in time. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored.

Our commitment

We believe that maintaining a well-rounded portfolio and prudent financial planning are essential elements for achieving educational objectives. As investment managers since 1937, our organization has always been mindful that we are managing other people's money.

In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed InvestEd Portfolios, Inc., and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Portfolio Expenses

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Waddell & Reed Advisors Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses

The first line in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. As of the close of the six months covered by the tables, a customer is charged an initial fee of $10 for each new account. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line in the following tables provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Growth Portfolio Expenses

For the Six Months Ended June 30, 2008	Beginning Account Value 12-31-07	Ending Account Value 6-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$ 931.80	0.25%	$1.16
Based on 5% Return[2]	$1,000	$1,023.62	0.25%	$1.21

Balanced Portfolio Expenses

For the Six Months Ended June 30, 2008	Beginning Account Value 12-31-07	Ending Account Value 6-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$ 951.20	0.25%	$1.17
Based on 5% Return[2]	$1,000	$1,023.62	0.25%	$1.21

Conservative Portfolio Expenses

For the Six Months Ended June 30, 2008	Beginning Account Value 12-31-07	Ending Account Value 6-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,007.60	0.25%	$1.20
Based on 5% Return[2]	$1,000	$1,023.62	0.25%	$1.21

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2008, and divided by 366.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF GROWTH PORTFOLIO

Portfolio Highlights

As a shareholder of Growth Portfolio, for every $100 you had invested on June 30, 2008, your Portfolio owned:



Waddell & Reed Advisors Cash Management, Inc., Class A	$15.78
Waddell & Reed Advisors Core Investment Fund, Class Y	$15.00
Waddell & Reed Advisors International Growth Fund, Inc., Class Y	$13.23
Waddell & Reed Advisors Value Fund, Class Y	$11.39
Waddell & Reed Advisors Global Bond Fund, Inc., Class Y	$11.22
Waddell & Reed Advisors Vanguard Fund, Inc., Class Y	$ 8.24
Waddell & Reed Advisors New Concepts Fund, Inc., Class Y	$ 7.46
Waddell & Reed Advisors Small Cap Fund, Inc., Class Y	$ 7.25
Waddell & Reed Advisors Bond Fund, Class Y	$ 5.25
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	$ 4.99
Cash and Cash Equivalents	$ 0.19

The Investments of Growth Portfolio

June 30, 2008 *(Unaudited)*

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Bond Fund, Class Y	1,162,313	$ 6,973,879
Waddell & Reed Advisors Cash Management, Inc., Class A	20,962,001	20,962,001
Waddell & Reed Advisors Core Investment Fund, Class Y	3,465,549	19,926,905
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	412,346	6,634,647
Waddell & Reed Advisors Global Bond Fund, Inc., Class Y	3,785,101	14,913,299
Waddell & Reed Advisors International Growth Fund, Inc., Class Y	1,727,342	17,584,341
Waddell & Reed Advisors New Concepts Fund, Inc., Class Y*	919,696	9,914,321
Waddell & Reed Advisors Small Cap Fund, Inc., Class Y*	807,371	9,631,936
Waddell & Reed Advisors Value Fund, Class Y	1,362,416	15,136,442
Waddell & Reed Advisors Vanguard Fund, Inc., Class Y*	1,169,548	10,946,970
TOTAL AFFILIATED MUTUAL FUNDS – 99.81%		**$132,624,741**

(Cost: $126,456,926)

SHORT-TERM SECURITIES – 0.17%	Principal Amount in Thousands	
Repurchase Agreement		
J.P. Morgan Securities, Inc., 1.4% Repurchase Agreement dated 6–30–08 to be repurchased at $223,009 on 7–1–08 (A)	$223	$ 223,000

(Cost: $223,000)

TOTAL INVESTMENT SECURITIES – 99.98%		**$132,847,741**

(Cost: $126,679,926)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.02%		**32,025**
NET ASSETS – 100.00%		**$132,879,766**

See Notes to Schedule of Investments on page 9.

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A)Collateralized by $189,000 United States Treasury Bond, 6.125% due 11–15–27; market value and accrued interest aggregate $227,691.

See Note 1 to Financial Statements for security valuation and other significant accounting policies concerning investments.

See Note 4 to Financial Statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GROWTH PORTFOLIO
June 30, 2008
(In Thousands, Except for Per Share Amounts) *(Unaudited)*

ASSETS

Investment securities – at value (Notes 1 and 4):

Investments in affiliated mutual funds (cost – $126,457)	$132,625
Repurchase agreement (cost – $223)	223
	132,848
Cash	2
Receivables:	
Portfolio shares sold	129
Dividends and interest.	1
Other	12
Total assets	132,992

LIABILITIES

Payable to Portfolio shareholders	111
Accrued distribution and service fees (Note 2)	1
Total liabilities.	112
Total net assets	$132,880

NET ASSETS

$0.001 par value capital stock:

Capital stock	$ 10
Additional paid-in capital	118,218
Accumulated undistributed income:	
Accumulated undistributed net investment income	793
Accumulated undistributed net realized gain on investment transactions	7,691
Net unrealized appreciation in value of investments.	6,168
Net assets applicable to outstanding units of capital.	$132,880
Net asset value per share (net assets divided by shares outstanding).	$ 12.70
Capital shares outstanding	10,462
Capital shares authorized	500,000

See Notes to Financial Statements.

Statement of Operations

GROWTH PORTFOLIO
For the Six Months Ended June 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Notes 1B and 6):

Dividends from affiliated mutual funds	$ 861
Interest and amortization.	4
Total income	865

Expenses (Note 2):

Distribution and service fees	171
Net investment income.	694

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments in affiliated mutual funds	996
Unrealized depreciation in value of affiliated mutual funds	
during the period	(11,623)
Net loss on investments	(10,627)
Net decrease in net assets resulting from operations	$(9,933)

See Notes to Financial Statements.

Statement of Changes in Net Assets

GROWTH PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2008	For the fiscal year ended December 31, 2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 694	$ 1,885
Realized net gain on investments	996	16,448
Unrealized depreciation.	(11,623)	(2,072)
Net increase (decrease) in net assets resulting from operations	(9,933)	16,261
Distributions to shareholders from (Notes 1C):[1]		
Net investment income	—	(2,550)
Realized gains on investment transactions.	—	(15,850)
	—	(18,400)
Capital share transactions [2]	(2,711)	17,797
Total increase (decrease)	(12,644)	15,658
NET ASSETS		
Beginning of period.	145,524	129,866
End of period.	$132,880	$145,524
Accumulated undistributed net investment income	$ 793	$ 99

(1) See "Financial Highlights" on page 13.

(2) Shares issued from sale of shares	785	1,766
Shares issued from reinvestment of dividend and/or capital gains distribution	—	1,372
Shares redeemed.	(997)	(1,791)
Increase (decrease) in outstanding capital shares	(212)	1,347
Value issued from sale of shares.	$ 10,186	$ 25,979
Value issued from reinvestment of dividend and/or capital gains distribution	—	18,400
Value redeemed.	(12,897)	(26,582)
Increase (decrease) in outstanding capital	$ (2,711)	$ 17,797

See Notes to Financial Statements.

Financial Highlights

GROWTH PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-08	For the fiscal year ended December 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$ 13.63	$13.92	$12.92	$12.06	$11.14	$ 9.17
Income (loss) from investment operations:						
Net investment income . . .	0.07	0.21	0.17	0.10	0.08	0.08
Net realized and unrealized gain (loss) on investments.	(1.00)	1.48	1.42	0.99	1.03	2.01
Total from investment operations	(0.93)	1.69	1.59	1.09	1.11	2.09
Less distributions from:						
Net investment income . . .	(0.00)	(0.27)	(0.20)	(0.10)	(0.08)	(0.08)
Capital gains	(0.00)	(1.71)	(0.39)	(0.13)	(0.11)	(0.04)
Total distributions.	(0.00)	(1.98)	(0.59)	(0.23)	(0.19)	(0.12)
Net asset value, end of period	$ 12.70	$13.63	$13.92	$12.92	$12.06	$11.14
Total return[1].	−6.82%	12.41%	12.33%	8.99%	9.99%	22.53%
Net assets, end of period (in millions).	$133	$146	$130	$86	$69	$50
Ratio of expenses to average net assets including expense waiver	0.25%[2]	0.25%	0.25%	0.74%	0.82%	1.19%
Ratio of net investment income to average net assets including expense waiver	1.02%[2]	1.34%	1.30%	0.81%	0.77%	0.90%
Ratio of expenses to average net assets excluding expense waiver	0.25%[2][3]	0.25%[3]	0.25%[3]	1.00%	1.03%	1.19%[3]
Ratio of net investment income to average net assets excluding expense waiver	1.02%[2][3]	1.34%[3]	1.30%[3]	0.55%	0.56%	0.90%[3]
Portfolio turnover rate	3%	29%	5%	5%	11%	19%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF BALANCED PORTFOLIO

Portfolio Highlights

As a shareholder of Balanced Portfolio, for every $100 you had invested on June 30, 2008, your Portfolio owned:



Waddell & Reed Advisors Cash Management, Inc., Class A.....	$25.89
Waddell & Reed Advisors Bond Fund, Class Y	$20.63
Waddell & Reed Advisors Core Investment Fund, Class Y	$11.79
Waddell & Reed Advisors International Growth Fund, Inc., Class Y	$10.00
Waddell & Reed Advisors Value Fund, Class Y	$ 8.61
Waddell & Reed Advisors New Concepts Fund, Inc., Class Y	$ 6.41
Waddell & Reed Advisors Vanguard Fund, Inc., Class Y	$ 6.07
Waddell & Reed Advisors Global Bond Fund, Inc., Class Y......	$ 5.51
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	$ 4.91
Cash and Cash Equivalents	$ 0.18

The Investments of Balanced Portfolio

June 30, 2008 *(Unaudited)*

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Bond Fund, Class Y	3,103,297	$18,619,781
Waddell & Reed Advisors Cash Management, Inc., Class A	23,366,683	23,366,683
Waddell & Reed Advisors Core Investment Fund, Class Y	1,850,333	10,639,416
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	275,214	4,428,191
Waddell & Reed Advisors Global Bond Fund, Inc., Class Y	1,263,305	4,977,422
Waddell & Reed Advisors International Growth Fund, Inc., Class Y	886,777	9,027,387
Waddell & Reed Advisors New Concepts Fund, Inc., Class Y*...................................	537,048	5,789,378
Waddell & Reed Advisors Value Fund, Class Y	699,590	7,772,450
Waddell & Reed Advisors Vanguard Fund, Inc., Class Y*...................................	585,084	5,476,386
TOTAL AFFILIATED MUTUAL FUNDS – 99.82%		**$90,097,094**
(Cost: $85,869,939)		

SHORT-TERM SECURITIES – 0.30%	Principal Amount in Thousands	
Repurchase Agreement		
J.P. Morgan Securities, Inc., 1.4% Repurchase Agreement dated 06–30–08 to be repurchased at $266,010 on 7–1–08 (A).....................	$266	$ 266,000
(Cost: $266,000)		
TOTAL INVESTMENT SECURITIES – 100.12%		**$90,363,094**
(Cost: $86,135,939)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.12%)		**(105,673)**
NET ASSETS – 100.00%		**$90,257,421**

Notes to Schedule of Investments

   *No dividends were paid during the preceding 12 months.

(A) Collateralized by $225,000 United States Treasury Bond, 6.125% due 11–15–27; market value and accrued interest aggregate $271,061.

See Note 1 to Financial Statements for security valuation and other significant accounting policies concerning investments.

See Note 4 to Financial Statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

BALANCED PORTFOLIO
June 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (Notes 1 and 4):

Investments in affiliated mutual funds (cost – $85,870)	$90,097
Repurchase agreement (cost – $266)	266
	90,363
Cash	2
Receivables:	
Portfolio shares sold	38
Dividends and interest.	1
Total assets	90,404

LIABILITIES

Payable to Portfolio shareholders.	131
Accrued distribution and service fees (Note 2)	15
Other.	1
Total liabilities.	147
Total net assets	$90,257

NET ASSETS

$0.001 par value capital stock:

Capital stock	$ 8
Additional paid-in capital	81,878
Accumulated undistributed income:	
Accumulated undistributed net investment income.	854
Accumulated undistributed net realized gain on investment transactions	3,290
Net unrealized appreciation in value of investments.	4,227
Net assets applicable to outstanding units of capital.	$90,257
Net asset value per share (net assets divided by shares outstanding).	$ 11.88
Capital shares outstanding	7,598
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

BALANCED PORTFOLIO
For the Six Months Ended June 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

    Income (Notes 1B and 6):

Dividends from affiliated mutual funds	$	899
Interest and amortization.		3
Total income		902
Expenses (Note 2):		
Distribution and service fees		115
Net investment income.		787

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments in affiliated mutual funds	501
Unrealized depreciation in value of affiliated mutual funds during the period	(6,009)
Net loss on investments	(5,508)
Net decrease in net assets resulting from operations	$(4,721)

See Notes to Financial Statements.

Statement of Changes in Net Assets

BALANCED PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2008	For the fiscal year ended December 31, 2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 787	$ 1,907
Realized net gain on investments	501	8,712
Unrealized depreciation.	(6,009)	(1,087)
Net increase (decrease) in net assets resulting from operations	(4,721)	9,532
Distributions to shareholders from (Note 1C):[1]		
Net investment income	—	(2,194)
Realized gains on investment transactions.	—	(8,629)
	—	(10,823)
Capital share transactions[2].	(1,660)	11,344
Total increase (decrease)	(6,381)	10,053
NET ASSETS		
Beginning of period.	96,638	86,585
End of period.	$90,257	$96,638
Accumulated undistributed net investment income	$ 854	$ 67

(1)See "Financial Highlights" on page 19.

(2)Shares issued from sale of shares	876	1,709
Shares issued from reinvestment of dividend and/or capital gains distribution	—	877
Shares redeemed.	(1,014)	(1,664)
Increase (decrease) in outstanding capital shares	(138)	922
Value issued from sale of shares.	$10,574	$22,880
Value issued from reinvestment of dividend and/or capital gains distribution	—	10,823
Value redeemed.	(12,234)	(22,359)
Increase (decrease) in outstanding capital	$ (1,660)	$11,344

See Notes to Financial Statements.

Financial Highlights

BALANCED PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-08	For the fiscal year ended December 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$12.49	$12.71	$11.95	$11.42	$10.85	$ 9.47
Income (loss) from investment operations:						
Net investment income	0.10	0.28	0.24	0.15	0.12	0.12
Net realized and unrealized gain (loss) on investments.	(0.71)	1.08	1.08	0.65	0.70	1.41
Total from investment operations	(0.61)	1.36	1.32	0.80	0.82	1.53
Less distributions from:						
Net investment income	(0.00)	(0.32)	(0.25)	(0.15)	(0.12)	(0.12)
Capital gains	(0.00)	(1.26)	(0.31)	(0.12)	(0.13)	(0.03)
Total distributions.	(0.00)	(1.58)	(0.56)	(0.27)	(0.25)	(0.15)
Net asset value, end of period	$11.88	$12.49	$12.71	$11.95	$11.42	$10.85
Total return[1].	−4.88%	10.84%	11.08%	7.00%	7.55%	15.90%
Net assets, end of period (in millions).	$90	$97	$87	$58	$49	$38
Ratio of expenses to average net assets including expense waiver	0.25%[2]	0.25%	0.25%	0.71%	0.78%	1.09%
Ratio of net investment income to average net assets including expense waiver	1.71%[2]	2.06%	1.99%	1.32%	1.13%	1.32%
Ratio of expenses to average net assets excluding expense waiver	0.25%[2][3]	0.25%[3]	0.25%[3]	0.98%	0.99%	1.09%[3]
Ratio of net investment income to average net assets excluding expense waiver	1.71%[2][3]	2.06%[3]	1.99%[3]	1.05%	0.92%	1.32%[3]
Portfolio turnover rate	1%	17%	11%	5%	12%	18%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF CONSERVATIVE PORTFOLIO

Portfolio Highlights

As a shareholder of Conservative Portfolio, for every $100 you had invested on June 30, 2008, your Portfolio owned:



Waddell & Reed Advisors Cash Management, Inc., Class A	$99.70
Cash and Cash Equivalents	$ 0.30

The Investments of Conservative Portfolio

June 30, 2008   *(Unaudited)*

AFFILIATED MUTUAL FUNDS – 99.70%	Shares	Value
Waddell & Reed Advisors Cash Management, Inc., Class A (A) .... (Cost: $46,450,486)	46,450,486	**$46,450,486**

SHORT-TERM SECURITIES- 0.57%	Principal Amount in Thousands	
Repurchase Agreement		
J.P. Morgan Securities, Inc., 1.4% Repurchase Agreement dated 6–30–08 to be repurchased at $264,010 on 7–1–08 (B)..................... (Cost: $264,000)	$264	$ 264,000
TOTAL INVESTMENT SECURITIES – 100.27% (Cost: $46,714,486)		**$46,714,486**
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.27%)		(124,114)
NET ASSETS – 100.00%		**$46,590,372**

Notes to Schedule of Investments

(A) See the complete Schedule of Investments of Waddell & Reed Advisors Cash Management, Inc. on page 22.

(B) Collateralized by $223,000 United States Treasury Bond, 6.125% due 11–15–27; market value and accrued interest aggregate $268,652.

See Note 1 to Financial Statements for security valuation and other significant accounting policies concerning investments.

See Note 4 to Financial Statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

The Investments of Cash Management

June 30, 2008   *(Unaudited)*

CORPORATE OBLIGATIONS	Principal Amount in Thousands	Value
Commercial Paper		
Beverages – 1.71%		
Coca-Cola Company (The),		
2.3%, 9–18–08	$21,000	$ 20,894,008
Capital Equipment – 3.04%		
Deere (John) Credit Limited (Deere (John)		
Capital Corporation),		
2.3%, 7–21–08	14,500	14,481,472
Illinois Tool Works Inc.:		
2.28%, 7–21–08	4,750	4,743,983
2.25%, 7–28–08	18,000	17,969,625
		37,195,080
Finance Companies – 12.09%		
General Electric Capital Corporation:		
2.4%, 8–1–08	18,500	18,461,767
2.67%, 8–22–08	15,300	15,240,993
PACCAR Financial Corp.:		
2.31%, 9–25–08	949	943,763
2.31%, 9–29–08	5,489	5,457,301
Prudential Funding LLC,		
2.45%, 8–12–08	37,000	36,894,242
Shell International Finance B.V. and Royal		
Dutch Shell plc (Royal Dutch Shell plc),		
2.35%, 9–26–08	3,200	3,181,827
Toyota Motor Credit Corporation:		
2.51%, 9–9–08	16,600	16,518,983
2.55%, 9–15–08	17,000	16,908,483
Unilever Capital Corporation:		
2.3%, 9–5–08	3,800	3,783,977
2.3%, 9–12–08	19,519	19,427,966
2.7%, 11–20–08	11,300	11,179,655
		147,998,957
Food and Related – 8.92%		
Campbell Soup Co.:		
2.35%, 7–7–08	11,437	11,432,521
2.37%, 7–11–08	6,000	5,996,050
McCormick & Co. Inc.:		
2.93%, 8–29–08	16,000	15,923,169
2.95%, 8–29–08	7,000	6,966,157
2.63%, 11–25–08	21,700	21,466,960

See Notes to Schedule of Investments on page 30.

The Investments of Cash Management

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Food and Related (Continued)		
Nestle Capital Corp.,		
2.39%, 3–12–09	$35,000	$ 34,409,803
Nestle Finance International Ltd.:		
2.17%, 7–7–08	7,500	7,497,288
2.17%, 7–16–08	5,500	5,495,027
		109,186,975
Household – General Products – 3.00%		
Procter & Gamble International Funding S.C.A.		
(Procter & Gamble Company (The)):		
2.21%, 8–18–08	16,500	16,451,380
2.29%, 9–17–08	20,400	20,298,782
		36,750,162
Mining – 1.88%		
BHP Billiton Finance (USA) B.V. (BHP Billiton Plc):		
2.15%, 7–10–08	8,000	7,995,700
2.15%, 7–17–08	15,000	14,985,667
		22,981,367
Motor Vehicle Parts – 0.97%		
Danaher Corporation,		
2.2%, 7–10–08	11,916	**11,909,446**
Multiple Industry – 1.22%		
Honeywell International Inc.,		
2.23%, 7–16–08	15,000	**14,986,063**
Retail – Food Stores – 1.22%		
Walgreen Co.,		
2.3%, 7–11–08	15,000	**14,990,417**
Utilities – Telephone – 4.72%		
AT&T Inc.:		
2.23%, 8–11–08	11,000	10,972,063
2.34%, 9–3–08	10,000	9,958,400
Verizon Communications Inc.:		
2.48%, 7–16–08	24,000	23,974,491
2.49%, 7–22–08	10,000	9,985,475
2.49%, 7–24–08	2,931	2,926,337
		57,816,766
Total Commercial Paper – 38.77%		**474,709,241**

See Notes to Schedule of Investments on page 30.

The Investments of Cash Management

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (backed by irrevocable bank letter of credit)		
Banks – 2.85%		
Central American Bank for Economic Integration (Barclays Bank PLC),		
2.715%, 8–4–08	$27,000	$ 26,930,767
ICICI Bank Limited (Bank of America, National Association),		
4.835%, 9–24–08	8,000	7,908,672
		34,839,439
Finance Companies – 11.17%		
ED&F Man Treasury Management PLC (Societe Generale N.A.),		
2.58%, 7–1–08	32,677	32,677,000
NATC California LLC (SunTrust Bank),		
2.42%, 7–10–08	30,000	29,981,850
River Fuel Company #2, Inc. (Bank of New York (The)):		
2.75%, 7–15–08	1,152	1,150,768
2.85%, 7–15–08	8,580	8,570,491
2.6%, 7–31–08	13,500	13,470,750
2.85%, 7–31–08	12,240	12,210,930
River Fuel Funding Company #3, Inc. (Bank of New York (The)),		
2.85%, 7–31–08	20,000	19,952,500
River Fuel Trust #1 (Bank of New York (The)),		
2.63%, 7–31–08	1,039	1,036,723
Vehicle Services of America Ltd. (Bank of America, National Association),		
2.43%, 9–9–08	17,750	17,666,131
		136,717,143
Food and Related – 4.64%		
COFCO Capital Corp. (Rabobank Nederland):		
2.5%, 7–15–08	35,600	35,565,389
2.6%, 7–24–08	21,300	21,264,618
		56,830,007
Total Commercial Paper (backed by irrevocable bank letter of credit) – 18.66%		228,386,589
Notes		
Banks – 1.33%		
Wells Fargo & Company:		
2.55125%, 7–15–08 (A)	8,300	8,300,022
2.63125%, 7–18–08 (A)	8,000	8,000,000
		16,300,022

See Notes to Schedule of Investments on page 30.

The Investments of Cash Management

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Capital Equipment – 2.77%		
Deere (John) Capital Corporation:		
4.5%, 8–25–08	$ 4,350	$ 4,347,211
2.98438%, 9–25–08 (A)	13,600	13,606,137
3.75%, 1–13–09 (B)	5,450	5,477,246
4.875%, 3–16–09 (B)	1,875	1,899,460
4.625%, 4–15–09	8,500	8,613,182
		33,943,236
Computers – Main and Mini – 1.98%		
International Business Machines Corporation:		
2.4475%, 7–3–08 (A)	5,500	5,500,000
2.47813%, 7–8–08 (A)	18,750	18,750,026
		24,250,026
Finance Companies – 5.21%		
BP Capital Markets p.l.c.,		
2.79125%, 9–11–08 (A)	17,100	17,100,000
General Electric Capital Corporation:		
2.46813%, 7–9–08 (A)	12,500	12,498,356
2.50125%, 7–24–08 (A)	5,000	5,000,000
4.0%, 2–17–09	5,315	5,349,892
IBM International Group Capital LLC,		
2.86938%, 8–26–08 (A)	11,000	11,000,000
Toyota Motor Credit Corporation,		
4.8%, 10–6–08	8,500	8,500,000
Unilever Capital Corporation,		
2.465%, 7–14–08 (A)	4,300	4,300,000
		63,748,248
Forest and Paper Products – 1.40%		
Kimberly-Clark Corporation,		
4.42%, 12–19–08	17,100	**17,089,990**
Household – General Products – 1.22%		
Procter & Gamble Company (The):		
2.78875%, 8–19–08 (A)	8,450	8,450,000
3.5%, 12–15–08	6,534	6,511,908
		14,961,908
Multiple Industry – 2.19%		
3M Company,		
5.8271%, 12–12–08	26,400	**26,750,491**

See Notes to Schedule of Investments on page 30.

The Investments of Cash Management

(Unaudited)

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Retail – General Merchandise – 4.37%		
Target Corporation,		
5.4%, 10–1–08	$18,000	$ 18,047,697
Wal-Mart Stores, Inc.,		
5.748%, 6–1–09	34,500	35,450,647
		53,498,344
Security and Commodity Brokers – 1.05%		
American Express Credit Corp.:		
2.51%, 7–7–08 (A)	6,500	6,461,484
2.5425%, 7–21–08 (A)	6,400	6,357,768
		12,819,252
Utilities – Telephone – 2.77%		
BellSouth Corporation (AT&T Inc.),		
4.973%, 4–26–09 (A)	33,600	**33,949,909**
Total Notes – 24.29%		**297,311,426**
Notes (backed by irrovcable bank letter of credit)		
Business Equipment and Services – 0.70%		
Schlitz Park Associates II Limited Partnership and 1610 N. 2nd Street LLC, Taxable Variable Rate Demand Bonds, Series 2001 (U.S. Bank National Association),		
2.75%, 7–1–08 (A)	8,500	**8,500,000**
Finance Companies – 0.08%		
ETC Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2003 (U.S. Bank National Association),		
2.75%, 7–1–08 (A)	985	**985,000**
Food and Related – 0.00%		
Cheney Bros, Inc., Taxable Variable Rate Demand Revenue Bonds, Series 1997 (Wachovia Bank, National Association),		
3.42%, 7–3–08 (A)	55	**55,000**
Furniture and Furnishings – 0.01%		
Capo & Sons Corporation, Taxable Variable Rate Demand Bonds, Series 1998 (Wachovia Bank, National Association),		
3.42%, 7–3–08 (A)	70	**70,000**

See Notes to Schedule of Investments on page 30.

The Investments of Cash Management

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (backed by irrovcable bank letter of credit) (Continued)		
Health Care – General – 0.00%		
B & D Associates, LLP and Eye Associates of Boca Raton, P.A., Taxable Variable Rate Demand Bonds (B & D Associates Project), Series 2005 (Wachovia Bank, National Association), 2.58%, 7–3–08 (A)	$ 25	$ 25,000
Tallahassee Orthopedic Center, L.C., Incremental Taxable Variable Rate Demand Bonds, Series 2004 (Wachovia Bank, National Association), 2.58%, 7–3–08 (A)	20	20,000
		45,000
Household – General Products – 0.06%		
Columbia Ridge Orchards, L.L.C., Variable Rate Demand Taxable Revenue Bonds, 1998 (U.S. Bank National Association), 2.65%, 7–3–08 (A)	766	**766,000**
Real Estate Investment Trust – 0.20%		
Handy, L.C., Taxable Variable Rate Demand Revenue Bonds, Series 2001 (U.S. Bank National Association), 2.7%, 7–3–08 (A)	2,470	**2,470,000**
Retail – General Merchandise – 0.53%		
Service Oil, Inc., Taxable Variable Rate Demand Bonds (Service Oil, Inc.), Series 2002 (U.S. Bank National Association), 2.75%, 7–1–08 (A)	6,490	**6,490,000**
Total Notes (backed by irrevocable bank letter of credit) – 1.58%		**19,381,000**
TOTAL CORPORATE OBLIGATIONS – 83.30%		**$1,019,788,256**
(Cost: $1,019,788,256)		

See Notes to Schedule of Investments on page 30.

The Investments of Cash Management

MUNICIPAL OBLIGATIONS – TAXABLE	Principal Amount in Thousands	Value
Alabama – 0.00%		
The Industrial Development Board of the City of Dothan, Alabama's Taxable Adjustable/Fixed Rate Industrial Revenue Bonds, Series 1999 (Dunbarton Project), (Wachovia Bank, National Association), 3.37%, 7–3–08 (A)	$ 25	$ 25,000
Arkansas – 0.07%		
City of Little Rock, Arkansas, Taxable Variable Rate Demand Revenue Bonds (Ringwood Containers, L.P. Project), Series 2006A (SunTrust Bank), 2.7%, 7–2–08 (A)	900	900,000
California – 5.74%		
California Pollution Control Financing Authority, Enviromental Improvement Revenue Bonds (Atlantic Richfield Company Project), Series 1997 (Taxable), (BP p.l.c.), 2.65%, 8–11–08	60,000	60,000,000
County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch), 2.75%, 7–2–08 (A)	8,500	8,500,000
California Statewide Communities Development Authority, Variable Rate Demand, Taxable Multifamily Housing Revenue Bonds (La Puenta Apartments), 2001 Series JJ-T (U.S. Bank National Association), 2.95%, 7–1–08 (A)	1,795	1,795,000
		70,295,000
Georgia – 5.10%		
Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series B (Taxable), (Bayerische Landesbank, New York Branch, Wachovia Bank, National Association and WestLB AG, New York Branch):		
2.7%, 7–3–08	36,350	36,350,000
2.75%, 7–1–08	26,100	26,100,000
		62,450,000

See Notes to Schedule of Investments on page 30.

The Investments of Cash Management

(Unaudited)

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Indiana – 0.57%		
Ball State University Foundation, Inc., Variable Rate Demand Notes, Series 2001 (Taxable), (U.S. Bank National Association), 2.75%, 7–1–08 (A)	$5,450	$ 5,450,000
City of Hobart, Indiana, Taxable Variable Rate Demand, Economic Development Revenue Bonds (Albanese Confectionery Group, Inc. Project), Series 2006B (Harris N.A.), 2.5%, 7–3–08 (A)	1,500	1,500,000
		6,950,000
Iowa – 0.25%		
Iowa Finance Authority, Taxable Variable Rate Demand Health Facilities Revenue Bonds (St. Luke's Health Foundation of Sioux City, Iowa Project), Series 2006 (General Electric Capital Corporation), 2.6%, 7–3–08 (A)	3,050	**3,050,000**
Missouri – 0.10%		
City of Bethany, Missouri, Taxable Industrial Development Revenue Bonds (Central Programs, Inc. Project), Series 2002 (UMB Bank, N.A.), 2.53%, 7–3–08 (A)	1,250	**1,250,000**
Washington – 0.33%		
Washington State Housing Finance Commission, Taxable Variable Rate Demand Multifamily Revenue Bonds: Columbia Heights Retirement Project, Series 2004 B (Wells Fargo Bank, N.A.), 2.47%, 7–1–08 (A)	3,880	3,880,000
Brittany Park Project, Series 1996B (Federal National Mortgage Association), 2.53%, 7–3–08 (A)	110	110,000
		3,990,000

See Notes to Schedule of Investments on page 30.

The Investments of Cash Management

June 30, 2008   *(Unaudited)*

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Wisconsin – 0.69%		
Town of Wood River, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Burnett Dairy Cooperative Project), Series 2001B (U. S. Bank National Association), 2.75%, 7–1–08 (A)	$ 3,970	$ 3,970,000
Park Street Properties I, LLC, Taxable Variable Rate Demand Notes, Series 2004 (University of Wisconsin – Madison Projects), (U.S. Bank National Association), 2.58%, 7–3–08 (A)	4,470	4,470,000
		8,440,000
TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 12.85% (Cost: $157,350,000)		$ 157,350,000
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Overseas Private Investment Corporation, 2.45%, 7–2–08 (A)	17,140	17,139,534
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations), 3.02625%, 7–15–08 (A)	30,000	30,000,000
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 3.85% (Cost: $47,139,534)		$ 47,139,534
TOTAL INVESTMENT SECURITIES – 100.00% (Cost: $1,224,277,790)		$1,224,277,790

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2008.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securities amounted to $7,376,706, or 0.60% of total investments.

Statement of Assets and Liabilities

CONSERVATIVE PORTFOLIO
June 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (Notes 1 and 4):

Investments in affiliated mutual funds (cost – $46,450)	$46,450
Repurchase agreement (cost – $264)	264
	46,714
Cash	1

Receivables:

Portfolio shares sold	54
Dividends and interest.	3
Total assets	46,772

LIABILITIES

Payable to Portfolio shareholders	180
Accrued distribution and service fees (Note 2)	—*
Other	2
Total liabilities.	182
Total net assets	$46,590

NET ASSETS

$0.001 par value capital stock:

Capital stock	$ 4
Additional paid-in capital	45,913

Accumulated undistributed income:

Accumulated undistributed net investment income.	549
Accumulated undistributed net realized gain on investment transactions	124
Net unrealized appreciation in value of investments.	—
Net assets applicable to outstanding units of capital.	$46,590
Net asset value per share (net assets divided by shares outstanding).	$ 10.60
Capital shares outstanding	4,395
Capital shares authorized	200,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

CONSERVATIVE PORTFOLIO
For the Six Months Ended June 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Notes 1B and 6):	
Dividends from affiliated mutual funds	$584
Interest and amortization.	5
Total income	589
Expenses (Note 2):	
Distribution and service fees.	55
Net investment income.	534

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments in affiliated mutual funds.	(153)
Unrealized depreciation in value of affiliated mutual funds	
during the period	(60)
Net loss on investments	(213)
Net increase in net assets resulting from operations	$321

See Notes to Financial Statements.

Statement of Changes in Net Assets

CONSERVATIVE PORTFOLIO
(In Thousands) *(Unaudited)*

	For the six months ended June 30, 2008	For the fiscal year ended December 31, 2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 534	$ 1,329
Realized net gain (loss) on investments	(153)	1,219
Unrealized depreciation.	(60)	(383)
Net increase in net assets resulting from operations.	321	2,165
Distributions to shareholders from (Note 1C):[1]		
Net investment income	—	(1,361)
Realized gains on investment transactions.	—	(1,540)
	—	(2,901)
Capital share transactions[2].	5,114	10,571
Total increase	5,435	9,835
NET ASSETS		
Beginning of period.	41,155	31,320
End of period.	$46,590	$41,155
Accumulated undistributed net investment income	$ 549	$ 15

(1)See "Financial Highlights" on page 34.

(2)Shares issued from sale of shares	834	1,516
Shares issued from reinvestment of dividend and/or capital gains distribution	—	277
Shares redeemed.	(350)	(819)
Increase in outstanding capital shares	484	974
Value issued from sale of shares.	$ 8,799	$16,649
Value issued from reinvestment of dividend and/or capital gains distribution	—	2,901
Value redeemed.	(3,685)	(8,979)
Increase in outstanding capital	$ 5,114	$10,571

See Notes to Financial Statements.

Financial Highlights

	For the six months ended 6-30-08	For the fiscal year ended December 31,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$10.52	$10.66	$10.44	$10.43	$10.35	$10.06
Income (loss) from investment operations:						
Net investment income	0.12	0.36	0.32	0.17	0.12	0.08
Net realized and unrealized gain (loss) on investments.	(0.04)	0.29	0.32	0.09	0.18	0.34
Total from investment operations	0.08	0.65	0.64	0.26	0.30	0.42
Less distributions from:						
Net investment income	(0.00)	(0.37)	(0.33)	(0.17)	(0.13)	(0.08)
Capital gains	(0.00)	(0.42)	(0.09)	(0.08)	(0.09)	(0.05)
Total distributions.	(0.00)	(0.79)	(0.42)	(0.25)	(0.22)	(0.13)
Net asset value, end of period	$10.60	$10.52	$10.66	$10.44	$10.43	$10.35
Total return[1].	0.76%	6.15%	6.12%	2.53%	2.91%	4.07%
Net assets, end of period (in millions).	$47	$41	$31	$18	$14	$12
Ratio of expenses to average net assets including expense waiver	0.25%[2]	0.25%	0.25%	0.85%	0.85%	1.13%
Ratio of net investment income to average net assets including expense waiver	2.45%[2]	3.65%	3.21%	1.83%	1.27%	0.90%
Ratio of expenses to average net assets excluding expense waiver	0.25%[2][3]	0.25%[3]	0.25%[3]	1.12%	1.07%	1.18%
Ratio of net investment income to average net assets excluding expense waiver	2.45%[2][3]	3.65%[3]	3.21%[3]	1.56%	1.05%	0.85%
Portfolio turnover rate	42%	30%	56%	22%	19%	14%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

NOTE 1 – Significant Accounting Policies

The Waddell & Reed InvestEd Plan (InvestEd Plan) was established under the Arizona Family College Savings Program (the Program). Waddell & Reed InvestEd Portfolios, Inc. (InvestEd Portfolios) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund (the Trust). An investment in the Program constitutes a purchase of an interest in the Trust, a municipal fund security. The Trust invests in the InvestEd Portfolios and other underlying investment options. InvestEd Portfolios issues three series of capital shares; each series represents ownership of a separate mutual fund (a Portfolio). The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, Family College Savings Program Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. (W&R), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

The following is a summary of significant accounting policies consistently followed by InvestEd Portfolios in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Investments in funds within the Waddell & Reed Advisors Funds family are valued at their net asset value as reported by the underlying funds. Short-term debt securities are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 4 – Investment Securities Transactions.

C. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

D. **Federal income taxes** – Management of the InvestEd Portfolios periodically reviews all tax positions to assess that, based on the technical merits of each position; it is more likely than not that the position would be sustained upon examination by the relevant tax authority. As of June 30, 2008, management believes that all positions the InvestEd Portfolios have taken meet the more likely than not standard, and as such no accrual has been made. See Note 5 – Federal Income Tax Matters.

E. **New Accounting Pronouncements** – In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. Each Portfolio will adopt SFAS 161 during the fiscal year ending December 31, 2009 and its potential impact, if any, on its financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Like all mutual funds, the Portfolios pay fees related to their daily operations. Expenses paid out of each Portfolio's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts. Effective January 1, 2006, all fees which would have been paid by each Portfolio have been eliminated, with the exception of the distribution and service fee.

Under a Distribution and Service Plan for each Portfolio's shares adopted by the InvestEd Portfolios pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts.

Under its Management Agreement, for Waddell & Reed Investment Management Company's (WRIMCO) management services, until May 1, 2004, the management fee for each of the Portfolios was payable at the annual rate of 0.05% of the net assets of each Portfolio. Pursuant to a letter agreement dated April 29, 2004, WRIMCO contractually waived the management fee for the period from May 1, 2004 through April 30, 2005. Pursuant to a new agreement between WRIMCO and the Portfolios, beginning May 1, 2005, WRIMCO contractually eliminated the management fee.

Under its Management Agreement, for WRIMCO's management services, each of the underlying funds pays WRIMCO a fee as described in that fund's prospectus. The management fee rates for each of the underlying funds are as follows:

for Waddell & Reed Advisors Bond Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2007, were 0.52%

for Waddell & Reed Advisors Cash Management, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2007, were 0.40%

for Waddell & Reed Advisors Core Investment Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2008, were 0.62%

for Waddell & Reed Advisors Dividend Opportunities Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2008, were 0.70%

for Waddell & Reed Advisors Global Bond Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2007, were 0.63%

for Waddell & Reed Advisors Government Securities Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2007, were 0.50%

for Waddell & Reed Advisors High Income Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year September 30, 2007, were 0.61%

for Waddell & Reed Advisors International Growth Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2008, were 0.82%

for Waddell & Reed Advisors New Concepts Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2008, were 0.84%

for Waddell & Reed Advisors Small Cap Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2008, were 0.83%

for Waddell & Reed Advisors Value Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2008, were 0.69%

for Waddell & Reed Advisors Vanguard Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2008, were 0.66%

Each underlying fund also has an Accounting Service Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the underlying funds and pricing daily the value of their respective shares. For these services, each underlying fund also pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level **(in millions)**	**Annual Fee Rate** **for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

Plus, for each class of shares in excess of one, each underlying fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly base fee.

Each underlying fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

Under the Shareholder Servicing Agreement for each of the underlying funds other than Waddell & Reed Advisors Cash Management, Inc., each fund pays WRSCO a monthly fee equal to 0.15 of 1% of the average daily net assets of Class Y for the preceding month. Waddell & Reed Advisors Cash Management, Inc., one of the underlying funds, pays WRSCO a monthly fee of $1.75 for each shareholder account which was in existence at any time during the prior month.

As principal underwriter for each Portfolio's shares, W&R receives gross sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount and paid to W&R. During the six-month period ended June 30, 2008, W&R received the following amounts in gross sales commissions and CDSC:

	Gross Sales **Commissions**	**CDSC**
Growth Portfolio	$377,992	$ —
Balanced Portfolio	187,226	—
Conservative Portfolio	48,868	—

With respect to each Portfolio's shares, W&R pays sales commissions and all expenses in connection with the sale of the InvestEd Plan's shares, except for registration fees and related expenses. During the six-month period ended June 30, 2008, W&R paid the following amounts: Growth Portfolio – $215,747; Balanced Portfolio – $104,268; and Conservative Portfolio – $26,368.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

Note 3 – Investment Valuation

InvestEd Portfolios has adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No.157, Fair Value Measurements (FAS 157). In accordance with FAS 157, fair value is defined as the price that each Portfolio would receive upon selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Portfolio's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Portfolio's investments by the above FAS 157 fair value hierarchy levels as of June 30, 2008:

Growth Portfolio	Investments
Level 1 – Quoted Prices	$132,624,741
Level 2 – Other Significant Observable Inputs	223,000
Level 3 – Significant Unobservable Inputs	—
Total	$132,847,741

Balanced Portfolio	
Level 1 – Quoted Prices	$ 90,097,094
Level 2 – Other Significant Observable Inputs	266,000
Level 3 – Significant Unobservable Inputs	—
Total	$ 90,363,094

Conservative Portfolio	
Level 1 – Quoted Prices	$ 46,450,486
Level 2 – Other Significant Observable Inputs	264,000
Level 3 – Significant Unobservable Inputs	—
Total	$ 46,714,486

NOTE 4 – Investment Securities Transactions

Investment securities transactions for the six-month period ended June 30, 2008 are summarized as follows:

	Growth Portfolio	Balanced Portfolio	Conservative Portfolio
Purchases of affiliated mutual funds	$3,862,811	$2,403,925	$23,832,077
Proceeds from sales of affiliated mutual funds.	5,234,000	3,290,000	18,192,627

For Federal income tax purposes, cost of investments owned at June 30, 2008 and the related appreciation were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation
Growth Portfolio	$126,701,295	$9,707,238	$3,560,792	$6,146,446
Balanced Portfolio	86,165,827	5,956,501	1,759,234	4,197,267
Conservative Portfolio	46,714,486	—	—	—

NOTE 5 – Federal Income Tax Matters

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the fiscal year ended December 31, 2007 and the related net capital losses and post-October activity were as follows:

	Growth Portfolio	Balanced Portfolio	Conservative Portfolio
Net ordinary income.	$ 2,625,367	$2,253,480	$1,403,268
Distributed ordinary income	2,550,012	2,194,181	1,393,603
Undistributed ordinary income	103,865	76,722	19,668
Realized long-term capital gains	15,662,148	8,363,210	1,144,846
Distributed long-term capital gains	15,850,290	8,628,621	1,507,461
Undistributed long-term capital gains	6,720,393	2,814,521	273,282
Post-October losses deferred	—	—	—

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 6 – Affiliated Company Transactions

Investments are in funds within the Waddell & Reed Advisors Funds family, which funds may be deemed to be under common control because all entities share the same Board of Directors. A summary of the transactions for each underlying fund during the six-month period ended June 30, 2008 follows:

	12-31-07 Share Balance	Purchase Cost	Sales Cost	Realized Gain/ (Loss)	Distribu- tions Received[1]	6-30-08 Share Balance	6-30-08 Market Value
Growth Portfolio							
Advisors Bond Fund, Class Y	1,154,841	$306,131	$259,937	$1,763	$155,969	1,162,313	$6,973,879
Advisors Cash Management, Inc., Class A	21,008,866	738,234	785,100	—	288,901	20,962,001	20,962,001
Advisors Core Investment Fund, Class Y.	3,510,775	530,157	657,889	127,211	79,672	3,465,549	19,926,905
Advisors Dividend Opportunities Fund, Class Y	418,542	162,898	179,280	82,420	12,736	412,346	6,634,647
Advisors Global Bond Fund, Inc., Class Y	3,759,428	623,774	443,381	80,019	323,451	3,785,101	14,913,299
Advisors International Growth Fund, Inc., Class Y[2]	1,756,175	390,420	362,040	318,380	—	1,727,342	17,584,341
Advisors New Concepts Fund, Inc., Class Y[2] . . .	935,796	240,259	269,913	148,807	—	919,696	9,914,321
Advisors Small Cap Fund, Inc., Class Y[2]	822,489	240,259	350,073	68,647	—	807,371	9,631,936
Advisors Value Fund, Class Y[2]	1,387,256	390,420	600,779	79,641	—	1,362,416	15,136,442
Advisors Vanguard Fund, Inc., Class Y[2]	1,188,333	240,259	329,716	89,004	—	1,169,548	10,946,970
Balanced Portfolio							
Advisors Bond Fund, Class Y.	3,092,833	718,253	652,750	5,250	416,913	3,103,297	18,619,781
Advisors Cash Management, Inc., Class A	23,491,435	697,748	822,500	—	322,356	23,366,683	23,366,683

(1)Distributions received includes distributions from net investment income and/or capital gains from the underlying funds.
(2)Non-income producing during the period.

	12-31-07 Share Balance	Purchase Cost	Sales Cost	Realized Gain/ (Loss)	Distribu- tions Received[1]	6-30-08 Share Balance	6-30-08 Market Value
Balanced Portfolio (continued)							
Advisors Core Investment Fund, Class Y	1,879,945	223,473	338,858	55,942	42,669	1,850,333	10,639,416
Advisors Dividend Opportunities Fund, Class Y. . . .	280,144	83,845	111,258	53,242	8,511	275,214	4,428,191
Advisors Global Bond Fund, Inc., Class Y	1,258,303	183,395	138,967	25,533	108,059	1,263,305	4,977,422
Advisors International Growth Fund, Inc., Class Y[2]	904,010	150,670	181,854	147,146	—	886,777	9,027,387
Advisors New Concepts Fund, Inc., Class Y[2] . .	548,176	105,469	120,225	110,075	—	537,048	5,789,378
Advisors Value Fund, Class Y[2] .	714,639	150,670	279,677	49,323	—	699,590	7,772,450
Advisors Vanguard Fund, Inc., Class Y[2]	596,226	90,402	142,538	54,862	—	585,084	5,476,386
Conservative Portfolio							
Advisors Cash Management, Inc., Class A	24,389,462	22,938,025	877,000	—	501,491	46,450,486	46,450,486
Advisors Core Investment Fund, Class Y	337,688	101,500	2,308,457	(272,726)	—	—	—
Advisors Dividend Opportunities Fund, Class Y	72,466	60,900	1,173,018	78,590	—	—	—
Advisors Government Securities Fund, Class Y	2,263,783	691,052	13,093,687	134,508	82,052	—	—
Advisors Value Fund, Class Y[2] . .	61,829	40,600	893,906	(93,813)	—	—	—

(1)Distributions received includes distributions from net investment income and/or capital gains from the underlying funds.
(2)Non-income producing during the period.

NOTE 7 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. During the six months ended June 30, 2008, the Portfolios were not among the selected funds to participate in or benefit from the aggregate management fee reduction discussed above. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures the underlying Waddell & Reed Advisors Family of Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on InvestEd Portfolios' Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com

Waddell & Reed InvestEd Portfolios, Inc.

Waddell & Reed InvestEd Growth Portfolio
Waddell & Reed InvestEd Balanced Portfolio
Waddell & Reed InvestEd Conservative Portfolio

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses associated with the InvestEd Plan carefully before investing. This and other information is found in the Waddell & Reed InvestEd Portfolios' prospectus, the InvestEd Plan Program overview and the InvestEd Plan Account Application, an additional copy of which can be obtained from your financial advisor. Please read these materials carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.



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